3-31-02

02030013

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of March 2002

National Bank of Greece S.A.

(Translation of registrant's name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ....√.......... Form 40-F ....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....√..........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-..................]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

(Registrant)

Date : March 28th, 2002

Apostolos Tamvakakis
Deputy Governor

NATIONAL BANK OF GREECE

INVITATION TO THE BANK'S ORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON WEDNESDAY, 24 APRIL 2002, AT 12:00

Pursuant to the provisions for Sociétés Anonymes (Cod. Law 2190/1920) and for dematerialised shares (Law 2396/96), to the Bank's Articles of Association (Article 11) and to the National Bank's Board of Directors' resolution dated 27 March 2002, the Shareholders of National Bank of Greece S.A., a banking Société Anonyme with its Head Office at Eolou 86, Athens, Greece, are invited to the Bank's Ordinary General Meeting to be held at 12:00 on Wednesday, 24 April 2002 at Eolou 93 (Megaro Mela), Athens, with the following agenda:

1. Submission for approval of the Board of Directors' and the Auditors' Reports on the annual financial statements for the financial year 2001 (i.e. 1 January 2001 – 31 December 2001).
2. Submission for approval of the annual financial statements for the year 2001 (i.e. 1 January 2001 – 31 December 2001). Approval of dividend.
3. Discharge of the Board of Directors and the Auditors from any liability for indemnity regarding the Bank's annual financial statements and management for the year 2001 (i.e. 1 January 2001 – 31 December 2001).
4. Approval of the remuneration received by the Directors, the Governor and the Deputy Governors of the Bank for the year 2001 (pursuant to Cod. Law 2190/1920 Article 24 par. 2, as currently in force), and determination of the above senior management's remuneration for the year 2002.
5. Approval of Directors' and Managers' participation in the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals (as per Cod. Law 2190/1920, Article 23, par. 1 and Article 30 par. 1 of the Bank's Articles of Association).
6. Election of Directors (as per Article 19 par. 1 of the Bank's Articles of Association).
7. Election of regular and substitute Certified Auditors for the purposes of the audit of the Bank's financial statements and the Group's consolidated financial statements for the year 2002.
8. Announcement of the amendment to Articles 4 and 39 of the Bank's Articles of Association to reflect an increase in the Bank's share capital from conversion into shares of 1,615,275 bonds of the 1996 Convertible Bond Issue.
9. Denomination of the nominal value of the Bank's share and share capital solely in euro (as per law 2842/2000). Amendment to Articles 4 and 39 of the Bank's Articles of Association to reflect the said denomination.
10. Amendment to Articles 2 (duration), 3 (object of activities), 5 (share capital increase and bond issue), 6 (shares and allocation of shares to the staff as an option), 9, 10, 11, 12, 15 (powers and authorities, convocation and constitution of, and adoption of resolutions by, the General Meeting of Shareholders), 19 (election of Directors), 23 (powers and authorities of the Board of Directors) 25, 27 (convocation and meetings of the Board of Directors), 31, 32 (minority rights), 33, 35 (annual financial statements) and 38 (liquidation) of the Bank's Articles of Association. Repeal of Articles 41 and 42 (transitional provisions) of the Bank's Articles of Association. Addition of new Articles 41 and 42 (transitional provisions) to the Bank's Articles of Association.
11. Modification and codification of the Bank's Articles of Association. Re-formulation of the Preamble thereof. Amendment to Article 43 par. 1 of the Bank's Articles of Association pursuant to the codification, and repeal of par. 2 of the said Article.

NATIONAL BANK OF GREECE S.A.
86 Aeolou str., 102 32 Athens Greece
Telephone: 01 3341000 Facsimile: 01 3228187 Telex: 21 4931-38 NBG GR
Registered under No 6062/06/B/86/01
Tax Register No 094014201

K.A. 01 - 5942 - 5 (522/99) 50/100

12. Resolution on matters arising pursuant to the implementation of Article 42 of Law 2912/2001.
13. Resolution on the merger through the absorption, by National Bank of Greece, of subsidiary Banque Nationale de Grèce (France) pursuant to Article 78 of Cod. Law 2190/20. Approval of the terms of the merger and granting of authorisations.
14. Approval of bond or subordinated bond loan(s) issue.
15. Announcements and other business.

According to the law and the Bank's Articles of Association, Shareholders who wish to participate in the General Meeting in person or by proxy are required to proceed as follows:

1. Shareholders of dematerialised shares not held in the Special Securities Account with the Central Securities Depository S.A. will have their shares blocked, in all or in part, via their Securities Account Operators. Shareholders will subsequently submit the relevant certification issued by the Central Securities Depository S.A. and supplied to them by their Securities Account Operators to the Bank (Head Office and network Branches or the Shareholders Department in Athens at Eolou 93) at least five (5) days before the General Meeting (i.e. by 18 April 2002).
2. Shareholders of dematerialised shares which are held with the Central Securities Depository S.A. in the Special Securities Account will have their shares blocked in all or in part directly through the Central Securities Depository, by written declaration; the relevant certification issued to the Shareholders by the above institution will subsequently have to be submitted by them to the Bank (Head Office and Branches or the Shareholders Department in Athens at Eolou 93) at least five (5) days before the General Meeting, (i.e. by 18 April 2002).
3. Shareholders of non-dematerialised shares or depository documents will have to deposit them with the Bank (Head Office and Branches), or with the Deposit and Loans Fund or with any banking corporation in Greece at least five (5) days before the General Meeting (i.e. by 18 April 2002). Shareholders abroad will deposit their shares with any local NBG Unit (Branch or Representative Office), as applicable, otherwise with any other accredited bank and ensure that the relevant share deposit receipts are submitted to the Bank by the above deadline.

Shareholders who are legal entities are further required to submit their legalisation documents to the Bank, according to the law, within the same time limits as above, unless they have already been supplied to an NBG Unit, in which case they will only have to specify in their proxy the NBG Unit with which their documents are held.

In the event that Shareholders wish to be represented by proxy, their representation documents will have to be submitted to the Bank by 18 April 2002 also.

For their convenience, Shareholders who wish to participate in the General Meeting are also offered the option to authorise the Bank to block their shares on their behalf, in which case they are requested to contact the Shareholders Department (Tel. Nos +30 (0)103343414, 16, 21, 24, 26, 28, 60, 94, 1181, 1182, and fax nos +30 (0)103343404, 06 and 10).

Athens, 27 March 2002
By order of the Board of Directors
THE CHAIRMAN – GOVERNOR

THEODOROS B. KARATZAS